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                                                                    EXHIBIT 99.6

                      [LETTERHEAD OF MAGMA POWER COMPANY]

                                December 9, 1994

Dear Fellow Magma Stockholder:

  We are pleased to inform you that on December 5, 1994 Magma entered into a merger agreement with California Energy Company, Inc. ("CECI") pursuant to which CECI has commenced a new tender offer to purchase 12,400,000, or approximately 51% of, Magma shares for $39.00 per share in cash. The merger agreement provides that each outstanding Magma share not purchased in the tender offer will be converted into the right to receive, at CECI's option, either (A) cash such that the blended average price paid in the tender offer and merger is $38.75 per share or (B) a mixture of cash and shares of CECI common stock such that the blended average price paid in the tender offer and the merger is $28.50 in cash and $10.50 in CECI common stock per share, based on the closing price of CECI common stock over the 15 trading days ending 5 trading days prior to consummation of the merger. The number of CECI shares to be received in the merger, if any, will become fixed if the average CECI price exceeds $18.73 or is less than $14.27.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THIS NEW OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF MAGMA AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU ACCEPT THE NEW OFFER AND TENDER YOUR SHARES PURSUANT TO THE NEW OFFER.

  In arriving at its recommendation, the Magma Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of Magma's financial advisor, Goldman, Sachs & Co., that the consideration provided in the new offer and the merger, taken as a unitary transaction, is fair to the stockholders of Magma (other than CECI and its affiliates). We urge you to read the enclosed Schedule 14D-9 and the related CECI tender offer materials carefully.

  On behalf of Magma's Board of Directors, we thank you for the support you have given to Magma over the years.

Sincerely,




Paul M. Pankratz                          Ralph W. Boeker
Chairman                                  President and C.E.O.